Exhibit 99.1

Banco Itaú Chile Files Material Event Notice to announce the compensation per share applicable to the Reverse Stock Split

SANTIAGO, Chile, May 25, 2023 (GLOBE NEWSWIRE) – BANCO ITAÚ CHILE (NYSE: ITCL; SSE: ITAUCL)

As announced by the Bank through a notice published on May 5 in the electronic newspaper www.latercera.com --by which it was informed in detail about the exchange process of the new Bank’s shares among its shareholders with respect to the Reverse Stock Split, which will begin next May 26--, it is communicated that the amount that will be paid in cash by the Bank to the shareholders who at midnight on May 25, 2023 are holders of a total amount of shares higher than 4,500 and other than an multiple of 4,500, as compensation for each of those old shares that, because they represent a fraction of the new shares, do not qualify for the exchange, amounts to $1.862 per share, value that corresponds to the closing price of the market transactions of the shares on the Bolsa de Comercio de Santiago on the day prior to the date of the exchange of shares (that is, as of today).

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Banco Itaú Chile

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl